UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 3)

Under the Securities Exchange Act of 1934

Global Cord Blood Corporation

(Name of Issuer)

Ordinary Shares, par value $0.0001

(Title of Class of Securities)

G39342103

(CUSIP Number)

Albert Chen

c/o Magnum Opus International (PTC) Limited

48th Floor, Bank of China Tower

1 Garden Road, Central

Hong Kong S.A.R.

Telephone: +852 3605-8180

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Mitchell S. Nussbaum, Esq.

Loeb & Loeb LLP

345 Park Avenue

New York, New York 10154

(212) 407-4159

December 9, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G39342103		13D

1	Name of reporting person Magnum Opus International (PTC) Limited
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds SC
5	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization British Virgin Islands
Number of shares beneficially owned by each reporting person with	7	Sole voting power 6,608,137
	8	Shared voting power 0
	9	Sole dispositive power 6,608,137
	10	Shared dispositive power 0
11	Aggregate amount beneficially owned by each reporting person 6,608,137 (1)
12	Check box if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 5.4% (2)
14	Type of reporting person CO

(1) Magnum Opus International (PTC) Limited, the reporting person (“Reporting Person”), hereby disclaims beneficial ownership of the securities referred to above, except to the extent the exercise of its discretionary trust powers vests the Reporting Person with voting and/or dispositive control over such securities.  Accordingly, the filing of this Schedule 13D shall not be construed as an admission that the Reporting Person is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13D.  Due to his ownership of all the outstanding interests in Mag Ops Limited, which is the sole owner of the Reporting Person, Mr. Albert Chen (“Mr. Chen”) may be deemed to beneficially own the securities referred to above, which beneficial ownership is hereby disclaimed by Mr. Chen, except to the extent of his pecuriary interest therein.

(2) Based upon 121,551,075 ordinary shares (“Shares”) outstanding as of September 30, 2020 as disclosed in Global Cord Blood Corporation’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020.

This Amendment No. 3 is being filed Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.

This Amendment No. 3 amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on February 10, 2015 by Magnum Opus International (PTC) Limited, as previously amended and supplemented by an amendment to Schedule 13D filed on October 27, 2016 and an amendment filed on August 6, 2018 (as so amended, the “Original Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Original Schedule 13D.

Item 2.        Identity and Background.

The first paragraph of Item 2 of the Original Schedule 13D is hereby amended and restated in its entirety to read as follows:

This Statement is filed by Magnum Opus International (PTC) Limited (the “Reporting Person”), in its capacity as the trustee of The Magnum Opus International Trust (the “Trust”), a discretionary trust established under the laws of Hong Kong S.A.R.  The Reporting Person was incorporated under the laws of the British Virgin Islands, with its registered office address located at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola VG1110, British Virgin Islands. The Reporting Person was incorporated to hold properties (including the 7,080,000 Issuer’s Shares and certain funds) to facilitate the Issuer’s RSU Scheme (as defined below). During March 2018, the 7,080,000 RSUs were fully vested pursuant to the Issuer’s RSU Scheme. The respective executives, directors and key employees, who have vested interest in the 7,080,000 Shares (“Beneficiaries”), appointed the Reporting Person to continue to hold the 7,080,000 Shares. On August 2, 2018, the Reporting Person transferred 530,618 Shares to certain Beneficiaries. On August 20, 2018, the Reporting Person received scrip dividend of 58,755 ordinary shares from Global Cord Blood Corporation. The Reporting Person holds the remaining 6,608,137 Shares in accordance with the Deed of Settlement for the benefit of the Beneficiaries. On December 9, 2020, one of the two directors of the Reporting Person, Green Frontier Limited, resigned and was replaced by Wise Wealth Consultants Limited.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the executive officers, directors and each person controlling the Reporting Person, as applicable (collectively, the “Listed Persons”), required by Item 2 of Schedule 13D, is provided on Schedule A hereto and is incorporated by reference herein.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2020

Magnum Opus International (PTC) Limited

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Sole director and member of Mag Ops Limited, a director and the sole member of Magnum Opus International (PTC) Limited

By:	/s/ Wong Wai Kwan
Name:	Wong Wai Kwan
Title:	Director of Wise Wealth Consultants Limited, a director of Magnum Opus International (PTC) Limited

SCHEDULE A

EXECUTIVE OFFICERS, DIRECTORS AND CONTROLLING PERSONS OF THE REPORTING PERSON

Name	Present Principal Business/Occupation	Business Address(es)	Place of Organization/Citizenship
Mag Ops Limited	Director and Sole Member of the Reporting Person	48th Floor, Bank of China Tower, 1 Garden Road, Central, Hong Kong S.A.R.	Hong Kong S.A.R.
Albert Chen	Sole Director and Member of Mag Ops Limited; Director and Chief Financial Officer of the Issuer

c/o Mag Ops Limited
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.
c/o The Board of Directors of Global Cord Blood Corporation
48th Floor, Bank of China Tower,
1 Garden Road, Central,
Hong Kong S.A.R.

Hong Kong S.A.R.
Wise Wealth Consultants Limited	Director of the Reporting Person	Office B, 10/F, Winning House, 72-76 Wing Lok Street, Sheung Wan, Hong Kong S.A.R.	Hong Kong S.A.R.
Tong Soo Hing	Director of Wise Wealth Consultants Limited	c/o Wise Wealth Consultants Limited Office B, 10/F, Winning House, 72-76 Wing Lok Street, Sheung Wan, Hong Kong S.A.R.	Hong Kong S.A.R.
Wong Wai Kwan	Director of Wise Wealth Consultants Limited	c/o Wise Wealth Consultants Limited Office B, 10/F, Winning House, 72-76 Wing Lok Street, Sheung Wan, Hong Kong S.A.R.	Hong Kong S.A.R.

SCHEDULE B

SHARE OWNERSHIP OF PERSONS LISTED ON SCHEDULE A

The following table sets forth, as of December 9, 2020, certain information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of Shares beneficially owned by each of the persons listed on Schedule A.

Beneficial ownership includes voting or investment power with respect to the securities and takes into consideration options and warrants exercisable by a person within 60 days after December 9, 2020. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Shares shown as beneficially owned by them.

	Number of Shares Beneficially Owned	Percentage of Ownership (1)
Persons listed on Schedule A:
Mag Ops Limited(2)	—	—
Albert Chen	*	*
Wise Wealth Consultants Limited(3)	—	—
Tong Soo Hing	—	—
Wong Wai Kwan	—	—

* less than 1%

(1)                                 Based on 121,551,075 Shares outstanding as of September 30, 2020 as disclosed in Global Cord Blood Corporation’s report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on November 24, 2020.

(2)                                 Albert Chen is the sole director and member of Mag Ops Limited.

(3)                                 Tong Soo Hing and Wong Wai Kwan are the directors of Wise Wealth Consultants Limited.